Exhibit 99.2
PERDIGÃO S.A.
CNPJ/MF No. 01.838.723/0001-27
Public Company
SUMMARY OF THE MINUTES OF THE 29TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
DATE, PLACE AND TIME: October 26, 2006, at 6:00 p.m., at the registered offices of Perdigão S.A. (“Company”) at Av. Escola Politécnica, 760, in the City and State of São Paulo. QUORUM: All Board members. PRESIDING OFFICIALS: Eggon João da Silva, Chairman and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: The following was unanimously approved: (1) Public Offering of Shares: The Board of Directors has unanimously approved (a) the increase in the capital stock of the Company, within the limits of the authorized capital, in the amount of R$ 800,000,000 (eight hundred million reais), from R$ 800,000,000 (eight hundred million reais) to R$ 1,600,000,000 (one billion and six hundred million reais), after the subscription and payment of 32,000,000 (thirty two million) common shares, with no par value of the Company (“Offering Shares”), by primary public offering in Brazil, in the “non-organized” over-the-counter market, and in the overseas market, including Offering Shares in the form of American Depositary Shares, evidenced by American Depositary Receipts, on a firm commitment basis (“Global Offering”); (b) the price of R$ 25.00 per share for the Common Shares. The price was calculated based on market value criteria, after completion of the road show and the bookbuilding process by the coordinators of the Global Offering, taking into account orders from institutional investors for acquisition of the Offering Shares, in accordance with Section 170, Paragraph 1, Item III, of Law No. 6,404, as amended, and CVM Instruction No. 400, of December 29, 2003, as amended, being such criteria the most appropriate to determine the fair price of the Offering Shares; (c) the granting of an option to Banco de Investimento Credit Suisse (Brasil) S.A. and Credit Suisse Securities (USA) LLC to acquire up to 4,800,000 common shares issued by the Company representing 15% of the common shares initially offered in the Global Offering, under the same conditions and at the same price per share, for the exclusive purpose of covering over-allotments, if any; the over-allotment option may be exercised within 30 (thirty) days from the date of execution of the Brazilian underwriting agreement to be entered into in connection with the Global Offering; (d) the non-extension of preemptive rights to subscribe Offering Shares of the Offering for existing shareholders of the Company, pursuant to Article 172, item I, of Law No. 6,404, of December 15, 1976, as amended; (e) the payment for Offering Shares to be made promptly upon their subscription, in reais; (f) the granting to the holders of the Offering Shares the same rights as the common shares of the Company, pursuant to the Company’s bylaws and applicable laws, including the payment of full dividends and other benefits that may be declared by the Company from the date of closing of the Global Offering; (g) the contents of the prospectuses used in connection with the Global Offering, as well as any other document related thereto, including the International underwriting agreement and the Brazilian underwriting agreement; (h) the use of the proceeds to be received upon the increase in the Company’s capital stock as a result of the Global Offering in the manner described in the prospectuses used in connection with the Global Offering; and (i) additionally, authority to the members of the Company’s Board of Executive Officers to take all measures and actions necessary for the execution of the Offering, as well as to sign all documents and contracts necessary for the conclusion of the Global Offering including the international underwriting agreement, the Brazilian underwriting agreement and the stabilization agreement, and powers-of-attorney granting third parties powers to receive, on behalf of the Company, subpoenas and notices, as well as to take all necessary steps for the execution of the Global Offering. Conclusion: These minutes, having been drafted, read and approved, were signed by the members present. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary. Luís Carlos Fernandes Afonso; Almir de Souza Carvalho; Jaime Hugo Patalano; Francisco Ferreira Alexandre; Sérgio Wilson Ferraz Fontes; Cláudio Salgueiro Garcia Munhoz. (I hereby certify that this is a summary of the original minutes filed at Book No. 1 of Minutes of Meetings of the Board of Directors of the Company, at pages 159 and 160). Ney Antonio Flores Schwartz, Secretary.
This document does not constitute an offer or sale of Common Shares or ADSs in the United States of America. The Common Shares and the ADSs may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act of 1933 or an exemption from registration requirements of the Securities Act is available. A registration statement relating to the Common Shares to be offered in the international offering and the ADSs has been filed with the U.S. Securities and Exchange Commission (“SEC”) and has been declared effective by the SEC.

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